Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, October 29, 2026

FAIRFAX ANNOUNCES SUCCESSFUL COMPLETION OF SALE OF EUROLIFE LIFE INSURANCE OPERATIONS TO EUROBANK

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces the successful completion of the previously announced sale of its 80% equity interest in the life insurance business operated by Eurolife FFH Insurance Group Holdings S.A. to Eurobank S.A. for cash consideration of approximately €813 million.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946